UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2004

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: December 16, 2004                    By:____"Sandra J. Hall"____ ______
        Sandra J. Hall,
                                President, Secretary & Director

EnerNorth Industries Inc.

VIA: Sedar

December 16, 2004

Ontario Securities Commission            British Columbia Securities Commission
Alberta Securities Commission            Nova Scotia Securities Commission
Manitoba Securities Commission            Government of Newfoundland and Labrador
Quebec Securities Commission            P.E.I. Department of Provincial Affairs
New Brunswick Securities Commission        Yukon Territorial Government Corporate Affairs
Northwest Territories - Registrar of Securities    Nunavut
Saskatchewan Financial Services Commission

RE: NOTICE OF SPECIAL MEETING

Dear Sirs:

Please find attached, details of the Corporation’s Special Meeting of shareholders.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,
ENERNORTH INDUSTRIES INC.

Per: "Sandra J. Hall"
President

CC    The Securities & Exchange Commission via Edgar

Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6 Telephone: (416) 861-1484, Facsimile: (416) 861-9623 www.enernorth.com

Equity Transfer Services Inc.

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

December 14, 2004

Dear Sir or Madam:

RE: ENERNORTH INDUSTRIES INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Special Meeting of Shareholders for Enernorth Industries Inc.

1. ISIN - CA 29275G1019

2. Date Fixed for the Meeting - January 26, 2005

3. Record Date For Notice - December 27, 2004

4. Record Date For Voting - December 27, 2004

5. Beneficial Ownership Determination Date - December 27, 2004

6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

7. Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

8. Business to be conducted at the meeting - Non-Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

/s Lisa Clarkin

Equity Transfer Services Inc. 120 Adelaide St. W, Suite 420, Toronto, M5H 4L3, 416-361-0152